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                                                                    Exhibit 12.1

                            CONSOLIDATED EDISON, INC.

                       RATIO OF EARNINGS TO FIXED CHARGES
                               TWELVE MONTHS ENDED
                             (Thousands of Dollars)


                                                          SEPTEMBER    DECEMBER
                                                            2001         2000
                                                         ----------   ----------
EARNINGS
  Net Income for Common Stock                            $  603,215   $  582,835
  Preferred Dividends                                        13,593       13,593
  Income Tax                                                405,295      307,168
                                                         ----------   ----------

      Total Earnings Before Federal Income Tax            1,022,103      903,596

FIXED CHARGES*                                              454,820      431,217
                                                         ----------   ----------
      Total Earnings Before Federal Income Tax
        and Fixed Charges                                $1,476,923   $1,334,813
                                                         ==========   ==========



  * Fixed Charges

  Interest on Long-Term Debt                             $  383,392   $  351,410
  Amortization of Debt Discount, Premium and Expense         12,382       12,584
  Interest on Component of Rentals                           18,814       17,697
  Other Interest                                             40,232       49,526
                                                         ----------   ----------

      Total Fixed Charges                                $  454,820   $  431,217
                                                         ==========   ==========


  Ratio of Earnings to Fixed Charges                           3.25         3.10